SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ____ )*

Heritage Global Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

42727E103

(CUSIP Number)

July 9, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42727E103                                             13G                                                    Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Zachary Capital L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,613,454
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,613,454
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,454
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 42727E103                                             13G                                                    Page 3 of 5 Pages

Item 1(a)

Name of Issuer

Heritage Global Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices

12625 High Bluff Drive, Suite 305, San Diego, California  92130

Item 2(a)

Name of Person Filing

Zachary Capital L.P.

Item 2(b)

Address of Principal Business Office or, if none, Residence

12 Castle Street, St. Helier, Jersey  JE2 3RT

Item 2(c)

Citizenship

See Cover Page Item 4

Item 2(d)

Title of Class of Securities

Common  Stock, $0.01 par value per share

Item 2(e)

CUSIP Number

42727E103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership

(a)

Amount beneficially owned:

       See Cover Page Item 9

(b)

Percent of class:

See Cover Page Item 11

(c)

Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote

See Cover Page Item 5

        (ii)  Shared power to vote or to direct the vote

See Cover Page Item 6

       (iii)  Sole power to dispose or to direct the disposition of

See Cover Page Item 7

CUSIP No. 42727E103                                             13G                                                    Page 4 of 5 Pages

       (iv)  Shared power to dispose or to direct the disposition of

See Cover Page Item 8

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42727E103                                             13G                                                    Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2015

Zachary Capital L.P.

By:	/s/Robin Haller
Robin Haller, General Partner